SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 13, 2017

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises an extract of certain portions of the following press release:

“Royal Philips announces intended sale of part of its stake in Philips Lighting”, dated February 8, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 13th day of February, 2017.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(General Secretary)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN, AUSTRALIA OR ANY OTHER STATE OR JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS PRESS RELEASE.

Press Information

February 8, 2017

Royal Philips announces intended sale of part of its stake in Philips Lighting

Amsterdam, the Netherlands - Today, Koninklijke Philips N.V. (“Royal Philips”) announced an accelerated bookbuild offering to institutional investors of approximately 22.25 million shares in Philips Lighting N.V. (“Philips Lighting”) currently owned by Royal Philips (the “Offering”), representing approximately 14.8% of Philips Lighting’s outstanding share capital.

As part of this transaction, Philips Lighting has irrevocably committed to place an order in the Offering to repurchase 3.5 million Shares. Royal Philips will allocate Philips Lighting’s order in whole. Philips Lighting intends to cancel these Shares.

Royal Philips holds in total approximately 106.8 million shares in Philips Lighting’s outstanding share capital, representing 71.225%. If all offered shares are sold, this stake will be reduced to approximately 56.392%. After cancellation of the 3.5 million Shares that Philips Lighting intends to acquire in the Offering, Royal Philips’ shareholding in Philips Lighting is expected to represent 57.739% of Philips Lighting’s outstanding share capital. Philips Lighting will not receive any proceeds from the Offering.

The offer price and final number of shares sold will be determined by Royal Philips at the conclusion of the bookbuilding process and will be announced in a separate press release. The book is open with immediate effect. The transaction is expected to settle on 13 February 2017.

Royal Philips has agreed to a lock-up in respect of its remaining stake in Philips Lighting until 21 April 2017 (subject to limited exemptions and the Joint Bookrunners’ customary right to waive the lock up restrictions).

Citi, Goldman Sachs International, ING and J.P. Morgan are acting as Joint Bookrunners for the transaction. Rothschild is acting as financial adviser to Royal Philips in connection with the transaction.

The intended transaction is in line with Royal Philips’ stated objective to fully sell down its stake in Philips Lighting over the next several years.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN, AUSTRALIA OR ANY OTHER STATE OR JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS PRESS RELEASE.

For further information, please contact:

Steve Klink

Philips Group Communications

Tel: +31 6 10888824

Email: steve.klink@philips.com

Ksenija Gonciarenko

Philips Investor Relations

Tel: +31 6 31914905

Email: ksenija.gonciarenko@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2016 sales of EUR 17.4 billion and employs approximately 71,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Important Notice

This press release is for information purposes only and does not constitute an offer or invitation to underwrite, subscribe for or otherwise acquire or dispose of any securities or investment advice in any jurisdiction in which such an offer or solicitation is unlawful, including without limitation, the United States of America (including its territories and possessions, any state of the United States of America and the District of Columbia) (the “United States”), Australia, Canada or Japan. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions.

This press release does not constitute (i) a public offer of securities in the Netherlands, (ii) a prospectus within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) or (iii) an offer to acquire securities. No prospectus in accordance with the Prospectus Directive (as defined below), is required in respect of the Offering and no prospectus, offering circular or similar document will be prepared. Any investment decision in connection with the Offering must be made on the basis of all publicly available information relating to Philips Lighting and the offered shares. Such information has not been independently verified by the Joint Bookrunners.

The securities being offered have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”), or under any applicable securities laws of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, in the United States unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements and in accordance with any applicable securities laws of any state or other jurisdiction of the United States. No public offering of the securities discussed herein is being made in the United States.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN, AUSTRALIA OR ANY OTHER STATE OR JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS PRESS RELEASE.

This press release is directed only at the following persons (all such persons together being “Relevant Persons”):

(A)	in member states of the European Economic Area (the “EEA”) to persons who are “qualified investors” within the meaning of Article 2(1)(e) of the EU Prospectus Directive (Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in the relevant member state of the EEA (the “Prospectus Directive)) and includes any relevant implementing measure in each relevant member state of the EEA) (the “Qualified Investors”);

(B)	in the United Kingdom, to Qualified Investors who are persons who (i) have professional experience in matters relating to investments and who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended); or (ii) who are high net worth entities falling within Article 49 of the Order 2005 (as amended); or (iii) are persons to whom it may otherwise be lawfully communicated; and

(C)	outside the EEA to other persons to whom it may otherwise lawfully be communicated.

If you are not a Relevant Person, you will not be eligible to participate in the offering, and you should not act upon, or rely on, this press release.

Statements included in this press release that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward looking statements. These statements are only predictions and are not guarantees. Actual events or the results of Royal Philips’ operations could differ materially from those expressed or implied in the forward looking statements. Forward looking statements are typically identified by the use of terms such as “may”, “will”, “should”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “believe”, “continue”, “predict”, “potential” or the negative of such terms and other comparable terminology. The forward looking statements are based upon Royal Philips’ current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond Royal Philips’ control. Although Royal Philips believes that the expectations reflected in such forward looking statements are based on reasonable assumptions, Royal Philips’ actual results and performance could differ materially from those set forth in the forward looking statements.